Prospectus Supplement No. 2	Filed Pursuant to Rule 424(b)(3) and 424(b)(7)
(To Prospectus dated December 22, 2006)	Registration No. 333-139631

$250,000,000

0.50% Convertible Senior Notes due October 15, 2011 and
Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement no. 2 supplements and amends the prospectus dated December 22, 2006, as previously supplemented and amended by the prospectus supplement no. 1 dated January 9, 2007 (as so supplemented and amended, the “prospectus”), relating to the resale by certain selling securityholders of up to $250,000,000 aggregate principal amount of our 0.50% Convertible Senior Notes due October 15, 2011 (the “notes”) and the shares of our common stock issuable upon conversion of the notes.

You should read this prospectus supplement in conjunction with the prospectus, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus.

Investing in the notes and our common stock issuable upon conversion of the notes involves risks. See “Risk Factors” beginning on page 11 of the prospectus and the risk factors in the documents incorporated therein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 23, 2007.

The information in the table under the caption “Selling Securityholders” beginning on page 65 of the prospectus is modified by adding the information below with respect to selling securityholders not previously listed in the prospectus, and by superseding the information with respect to persons listed below who were previously listed in the prospectus with the information that is set forth below. This information was furnished to us by or on behalf of the selling securityholders listed below on or prior to January 22, 2007.

SELLING SECURITYHOLDERS

Name*	Aggregate Principal Amount of Notes Beneficially Owned that May be Sold ($)	Percentage of Notes Outstanding**	Number of Shares of Common Stock that May be Sold***	Other Shares of Common Stock BeneficiallyOwned Before the Offering and Assumed to be Owned Following the Offering	Percentage of Common Stock Outstanding****
Credit Suisse Securities (USA) LLC* (1)	5,250,000	2.10%	69,789	—	—
GLG Global Convertible Fund (2)	2,500,000	1.00%	33,233	—	—
GLG Investments PLC - Sub Fund:GLG Global Convertible UCITS Distributing Fund (3)	500,000	—	6,646	—	—
GLG Investments PLC - Sub Fund:GLG Global Convertible UCITS Fund (4)	5,000,000	2.00%	66,466	—	—
Morgan Stanley & Co. Incorporated* (5)	13,000,000	5.20%	172,813	35,548	—
S.A.C. Arbitrage Fund, LLC (6)	3,000,000	1.20%	39,879	—	—
TCW Group, Inc. (7)	2,500,000	1.00%	33,233	—	—
Topaz Fund* (8)	2,000,000	—	26,586	—	—

*                     The selling securityholders identified with an asterisk have identified that they are, or are affiliates of, registered broker-dealers. These selling securityholders have represented that they acquired their securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

**               Unless otherwise noted, none of these selling securityholders would beneficially own 1% or more of the outstanding notes.

***         Represents the maximum number of shares of our common stock issuable upon conversion of all of the holder’s notes at the initial conversion rate of approximately 13.2933 shares of our common stock per $1,000 aggregate principal amount of the notes. This conversion rate is subject to adjustment as described under “Description of the Notes—Conversion of Notes.”  As a result, the number of shares of our common stock issuable upon conversion of the notes may change in the future. Excludes shares of our common stock that may be issued by us upon the repurchase of the notes and fractional shares. Holders will receive cash equal to the lesser of the conversion value or the par value of notes to be converted and in the event the conversion value exceeds the par value of notes to be converted, shares of our common stock in respect of that excess. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of the Notes—Conversion of Notes.”

****   Calculated based on Rule 13d-3 of the Securities Exchange Act of 1934, using 21,446,194 shares of our common stock outstanding. In calculating these percentages for each holder of notes, we also treated as outstanding the number of shares of our common stock issuable upon conversion of that holder’s notes. However, we did not assume the conversion of any other holder’s notes. Based on the 21,446,194 outstanding shares of our common stock as of January 19, 2007, unless otherwise noted, none of these selling securityholders would beneficially own 1% or more of the outstanding shares of our common stock following the sale of securities in the offering.

(1)             Jeffrey Andreski exercises voting and/or dispositive power with respect to the notes and the common stock underlying the notes. Credit Suisse Securities (USA) LLC is an SEC reporting company, a registered investment company, and a registered broker-dealer.

(2)             GLG Global Convertible Fund is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and/or dispositive power with respect to the notes and the common stock underlying the notes held by the fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange,

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Jonathan Green, Philippe Jabre and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanual Roman and, as a result, each has voting and/or dispositive power with respect to the notes and the common stock underlying the notes held by the fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanual Roman disclaim beneficial ownership of the securities held by the Fund, except for their pecuniary interest therein.

(3)             GLG Investments PLC - Sub Fund:GLG Global Convertible UCITS Distributing Fund is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and/or dispositive power with respect to the notes and the common stock underlying the notes held by the fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanual Roman and, as a result, each has voting and/or dispositive power with respect to the notes and the common stock underlying the notes held by the fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanual Roman disclaim beneficial ownership of the securities held by the Fund, except for their pecuniary interest therein.

(4)             GLG Investments PLC - Sub Fund:GLG Global Convertible UCITS Fund is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and/or dispositive power with respect to the notes and the common stock underlying the notes held by the fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanual Roman and, as a result, each has voting and/or dispositive power with respect to the notes and the common stock underlying the notes held by the fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanual Roman disclaim beneficial ownership of the securities held by the Fund, except for their pecuniary interest therein.

(5)             Morgan Stanley & Co. Incorporated is a registered broker-dealer and a majority-owned subsidiary of Morgan Stanley, an SEC reporting company.

(6)             Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”) share all voting and/or dispositive power with respect to the notes and the common stock underlying the notes held by S.A.C. Arbitrage Fund. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of the notes and the common stock underlying the notes.

(7)             Thomas Lyon exercises voting and/or dispositive power with respect to the notes and the common stock underlying the notes. TCW Group, Inc. is an SEC reporting company and a registered investment company.

(8)             Robert Marx exercises voting and/or dispositive power with respect to the notes and the common stock underlying the notes. Topaz Fund is a registered investment company and a majority-owned subsidiary of SG Americas Securities, LLC, an SEC reporting company and a registered broker-dealer.

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